Exhibit 99.1

Heritage Commerce Corp Earns $2.5 Million in the Third Quarter of 2012

San Jose, CA – October 25, 2012 – **Heritage Commerce Corp (Nasdaq: HTBK)**, the holding company (the "Company") for Heritage Bank of Commerce (the "Bank"), today reported net income of $2.5 million for the third quarter of 2012. Impacting earnings for the third quarter and the nine months ended September 30, 2012, was a one-time charge of $601,300 related to the redemption of the Company's $14 million fixed-rate subordinated debt prior to its maturity date. The redemption will eliminate $1.5 million of annual interest expense while maintaining all capital ratios in excess of well-capitalized regulatory requirements. Net income for the third quarter of 2011 was $4.8 million, which included a $2.5 million tax benefit. The tax benefit for the third quarter and the first nine months of 2011, was primarily the result of a $3.0 million reduction of a partial valuation allowance on deferred taxes.

"Our capital management strategy this year has generated $2.0 million annual savings with the elimination of the preferred stock dividend earlier this year, and will generate additional annual savings with the reduction in interest payments resulting from the redemption of the $14 million fixed-rate subordinated debt of approximately $1.5 million (pre-tax)," said Walter Kaczmarek, President and Chief Executive Officer. "We have been focused on growing our loans for the last several quarters, and we are seeing some traction in loan demand in a very competitive and challenging market. At the same time, strong deposit growth continues, credit quality remains sound, and we are also focused on controlling expenses." Pre-tax income for the third quarter of 2012 was $3.4 million, compared to $2.3 million for the third quarter of 2011, and $3.9 million for the second quarter of 2012.

Net income available to common shareholders was $2.5 million, or $0.08 per average diluted common share, for the third quarter of 2012. There were no dividends or discount accretion on preferred stock in the third quarter of 2012, following the redemption of the Company's $40 million Series A Preferred Stock earlier this year. For the third quarter of 2011, following the reduction of a partial valuation allowance on deferred taxes referred to above, and after accrued dividends and discount accretion on preferred stock of $532,000, net income available to common shareholders was $4.3 million, or $0.13 per average diluted common share. For the nine months ended September 30, 2012, net income available to common shareholders was $6.0 million, or $0.19 per average diluted common share, compared to $6.8 million, or $0.21 per average diluted common share, for the same period a year ago. All results are unaudited.

Third Quarter 2012 Highlights (at or for the periods ended September 30, 2012, compared to September 30, 2011, and June 30, 2012)

◆ Third Quarter Earnings – The Company posted its ninth consecutive quarter of profitability. Net income available to common shareholders for the third quarter of 2012 was $2.5 million, compared to $4.3 million for the third quarter of 2011 (after taking into account a $2.5 million tax benefit). Income before income taxes for the third quarter of 2012 was $3.4 million, compared to $2.3 million for the third quarter of 2011.

◆ Growing Deposit Base – Total deposits increased 13% to $1.1 billion at September 30, 2012, from September 30, 2011, and a 3% increase from the second quarter of 2012. Core deposits (excluding all time deposits) increased 13% to $846.8 million at September 30, 2012, an increase of $94.9 million from $751.9 million at September 30, 2011, and increased 5% from $807.6 million at June 30, 2012.

  ● Noninterest-bearing demand deposits increased 18% to $405.9 million at September 30, 2012, from $344.5 million at September 30, 2011, and increased 10% from $367.9 million at June 30, 2012.

  ● Interest-bearing demand deposits increased 20% to $159.4 million at September 30, 2012, from $133.0 million at September 30, 2011, and increased 7% from $148.8 million at June 30, 2012.

  ● Savings and money market deposits increased 3% to $281.6 million at September 30, 2012, from $274.5 million at September 30, 2011, and decreased 3% from $290.9 million at June 30, 2012.

◆ Lower Cost of Deposits – The total cost of deposits decreased 10 basis points to 0.24% during the third quarter of 2012 from 0.34% during the third quarter of 2011, primarily as a result of maturing higher-cost wholesale funding and growth in core deposits. The total cost of deposits decreased 3 basis points when compared to the second quarter of 2012.

◆ Loan Demand – Loans (excluding loans held-for-sale) increased 3% to $799.4 million at September 30, 2012, compared to $776.7 million at September 30, 2011, and increased slightly from $798.1 million at June 30, 2012.

◆ Redemption of Subordinated Debt – The Company completed the redemption of approximately $14 million fixed-rate subordinated debt, which will save approximately $1.5 million of interest expense on an annual basis. The early payoff premium on the redemption of the subordinated debt resulted in a charge of $601,300 in the third quarter of 2012.

◆ Gain on Sales of Securities – The Company sold $22.6 million of agency mortgage-backed securities for a gain on the sales of securities of $1.1 million during the third quarter of 2012, compared to no gain on the sales of securities during the third quarter of 2011, and a $32,000 gain on the sales of securities during the second quarter of 2012.

◆ Net Interest Margin – The net interest margin was 3.77% for the third quarter of 2012, compared to 4.01% for the third quarter of 2011, and 3.95% for the second quarter of 2012. The decline in the net interest margin was primarily a result of lower yields on the securities portfolio and lower yields on the loan portfolio, partially offset by a lower cost of deposits. The lower yields on the securities portfolio during the third quarter of 2012 resulted from the sale of $22.6 million of higher yield mortgage-backed securities, the redemption of $20.1 million of higher yield trust preferred securities, and lower interest rates on reinvested funds. The lower yields on the loan portfolio during the third quarter of 2012 were primarily the result of lower rates on loan renewals.

◆ Asset Quality – Asset quality is reflected in the following metrics:

- Nonperforming assets were $22.0 million, or 1.62% of total assets at September 30, 2012, compared to $19.2 million, or 1.53% of total assets at September 30, 2011, and $17.8 million, or 1.35% of total assets at June 30, 2012.

- Classified assets (net of SBA guarantees) decreased 36% to $46.0 million at September 30, 2012, from $72.4 million at September 30, 2011, and decreased 16% from $54.9 million at June 30, 2012.

- Classified assets (net of SBA guarantees) to Tier 1 capital plus the allowance for loans losses at the holding company and the bank level were 27% and 28% at September 30, 2012, respectively, compared to 33% and 37% at September 30, 2011, and 30% and 31% at June 30, 2012.

- The provision for loan losses was $1.2 million for the third quarter of 2012, compared to $1.5 million for the third quarter of 2011, and $815,000 for the second quarter of 2012.

- The allowance for loan losses totaled $19.1 million, or 2.39% of total loans at September 30, 2012, compared to $21.0 million, or 2.71% of total loans at September 30, 2011, and $20.0 million, or 2.51% of total loans at June 30, 2012.

- Net charge-offs declined in the third quarter of 2012 to $2.1 million, compared to $3.6 million in the third quarter of 2011, and increased from $1.1 million in the second quarter of 2012.

◆ Capital ratios exceed regulatory requirements for a well-capitalized financial institution at the holding company and bank level at September 30, 2012.

Capital Ratios	Heritage Commerce Corp	Heritage Bank of Commerce	Well-Capitalized Financial Institution Regulatory Guidelines
Total Risk-Based	16.1%	15.1%	10.0%
Tier 1 Risk-Based	14.8%	13.8%	6.0%
Leverage	11.6%	10.9%	5.0%

"Our operating results benefited from a solid balance sheet and an increase in noninterest income as a result of the gain on sales of securities, netting $1.1 million during the third quarter of 2012," added Mr. Kaczmarek. "We continue to maintain strong capital ratios allowing our capital position to be a source of strength for future growth."

Operating Results

Net interest income increased 1% to $11.8 million for the third quarter of 2012, compared to $11.7 million for the third quarter a year ago, primarily due to an increase in the average balance of investment securities. Net interest income for the third quarter of 2012 decreased 2% from $12.1 million for the second quarter of 2012, primarily as a result of lower yields on loans and investment securities. For the nine months ended September 30, 2012, net interest income increased 5% to $36.2 million, compared to $34.4 million for the nine months ended September 30, 2011, primarily due to an increase in the average balance of investment securities, and a decrease in the rates paid on interest-bearing liabilities, partially offset by a decrease in the average balance of loans.

The net interest margin decreased 24 basis points to 3.77% for the third quarter of 2012, compared to 4.01% for the third quarter a year ago, and decreased 18 basis points compared to 3.95% for the second quarter of 2012, primarily as a result of lower yields on the securities and loan portfolios. For the first nine months of 2012, the net interest margin decreased to 3.93%, compared to 3.97% for the first nine months of 2011, primarily as a result of lower yields on securities and loans, partially offset by a lower cost of deposits.

The Company recognized a provision for loan losses of $1.2 million for the third quarter of 2012, compared to $1.5 million for the third quarter a year ago and $815,000 for the second quarter of 2012. The provision for loan losses was $2.1 million for the first nine months ended September 30, 2012 compared to $3.2 million for the same period a year ago.

Noninterest income was $2.9 million for the third quarter of 2012, compared to $1.9 million for the third quarter a year ago, and $2.1 million for the second quarter of 2012. The increase in noninterest income during the third quarter of 2012, compared to the other periods, was primarily due to a $1.1 million gain on sales of securities. For the first nine months of 2012, noninterest income was $6.8 million, compared to $6.0 million for the first nine months a year ago, was primarily due to a $1.2 million gain on sales of securities, partially offset by a lower gain on sales of SBA loans.

Noninterest expense increased in the third quarter and first nine months of 2012 primarily due to the $601,300 one-time charge for the redemption of the $14 million fixed-rate subordinated debt. Noninterest expense for the third quarter of 2012 was $10.1 million, compared to $9.8 million for the third quarter of 2011, and $9.5 million for the second quarter of 2012. Noninterest expense in the first nine months of 2012 was $30.5 million, compared to $29.7 million in the first nine months of 2011.

Income tax expense for the third quarter of 2012 was $939,000, compared to a tax benefit of $2.5 million for the third quarter of 2011, and an income tax expense of $1.2 million for the second quarter of 2012. For the first nine months of 2012, the income tax expense was $3.1 million, compared to a tax benefit of $1.1 million for the first nine months a year ago. The income tax benefit for the third quarter and the first nine months of 2011 included a $3.0 million reduction of a partial valuation allowance on deferred taxes.

The efficiency ratio for the third quarter of 2012 was 68.69%, compared to 72.06% for the third quarter of 2011, and 66.70% for the second quarter of 2012. The efficiency ratio was 70.95% for the first nine months of 2012, compared to 73.60% for the first nine months of 2011.

Balance Sheet Review, Capital Management and Credit Quality

Heritage Commerce Corp's total assets increased 8% to $1.36 billion at September 30, 2012, from $1.25 billion a year ago, and increased 2% from $1.32 billion at June 30, 2012.

The investment securities available-for-sale portfolio totaled $410.7 million at September 30, 2012, an increase of 32% from $312.1 million at September 30, 2011, and an increase of 5% from $389.8 million at June 30, 2012. At September 30, 2012, the securities available-for-sale portfolio was comprised of $334.9 million agency mortgage-backed securities (all issued by U.S. Government sponsored entities), $55.0 million of corporate bonds, and $20.8 million of single entity issue trust preferred securities.

The Company reclassified, at fair value, approximately $16.4 million in available-for-sale mortgage-backed securities to the held-to-maturity category during the third quarter of 2012. No gains or losses were recognized at the time of reclassification. At September 30, 2012, mortgage-backed securities held-to-maturity, at amortized cost, were $15.8 million. Additionally, the Company purchased $9.8 million of tax-exempt municipal bonds, which are also classified as held-to-maturity. At September 30, 2012, total investment securities held-to-maturity were $25.6 million, compared to no investment securities held-to-maturity at September 30, 2011 and June 30, 2012.

Loans, excluding loans held-for-sale, totaled $799.4 million at September 30, 2012, an increase of 3% from $776.7 million at September 30, 2011, and remained relatively flat from $798.1 million at June 30, 2012. The loan portfolio remains well-diversified with commercial and industrial ("C&I") loans accounting for 47% of the portfolio at September 30, 2012. Commercial and residential real estate loans accounted for 42% of the total loan portfolio, of which 52% were owner-occupied by businesses. Consumer and home equity loans accounted for 8% of total loans, and land and construction loans accounted for the remaining 3% of total loans at September 30, 2012.

The yield on the loan portfolio was 5.10% for the third quarter of 2012, compared to 5.29% for the same period in 2011, and 5.23% for the second quarter of 2012. The yield on the loan portfolio was 5.25% for the first nine months of 2012, compared to 5.30% for the same period in 2011. The decrease in the yield on the loan portfolio for the third quarter and first nine months of 2012, compared to prior periods, was primarily a result of lower rates on the loan renewals.

Nonperforming assets ("NPAs") were $22.0 million, or 1.62% of total assets, at September 30, 2012, compared to $19.2 million, or 1.53% of total assets a year ago. At June 30, 2012, NPAs totaled $17.8 million or 1.35% of total assets. The increase in nonperforming loans and nonperforming assets at September 30, 2012 from comparable prior periods was primarily due to a commercial loan and two real estate loans advanced to one customer which were previously included in classified assets but have been moved to nonperforming assets. The current recorded investment of the loans is approximately $5.5 million. The following is a breakout of NPAs at September 30, 2012:

	Balance	% of Total
Commercial real estate loans	$ 5,564	25%
SBA loans	3,417	16%
Commercial and industrial loans	5,310	24%
Foreclosed assets	2,889	13%
Land and construction loans	2,259	10%
Restructured and loans over 90 days past due and accruing	1,722	8%
Home equity and consumer loans	846	4%
	$ 22,007	100%

At September 30, 2012, the $22.0 million of NPAs included $1.2 million of loans guaranteed by the Small Business Administration ("SBA") and $1.7 million of restructured loans still accruing interest income. Foreclosed assets were $2.9 million at September 30, 2012, compared to $1.2 million at September 30, 2011, and $3.1 million at June 30, 2012.

"We are continuing to maintain our multi-year focus on asset quality and are working diligently to reduce the overall level of NPAs," said Mr. Kaczmarek. "And, although NPAs increased in the third quarter of 2012, key credit metrics continue to move in the right direction as overall classified assets, net of SBA guarantees, are lower by $8.9 million, or 16%, from the second quarter of 2012." Classified assets (net of SBA guarantees) decreased to $46.0 million at September 30, 2012, from $72.4 million at September 30, 2011, and $54.9 million at June 30, 2012.

The following table summarizes the allowance for loan losses:

	For the Three Months Ended:		
	September 30, 2012	June 30, 2012	September 30, 2011
ALLOWANCE FOR LOAN LOSSES			
(in $000's, unaudited)			
Balance at beginning of quarter	$ 20,023	$ 20,306	$ 23,167
Provision for loan losses during the quarter	1,200	815	1,515
Net charge-offs during the quarter	(2,099)	(1,098)	(3,633)
Balance at end of quarter	$ 19,124	$ 20,023	$ 21,049
Total loans	$ 799,393	$ 798,106	$ 776,684
Total nonperforming loans	$ 19,118	$ 14,732	$ 17,953
Allowance for loan losses to total loans	2.39%	2.51%	2.71%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans - held-for-sale	100.03%	137.57%	118.51%

Deposits totaled $1.14 billion at September 30, 2012, compared to $1.01 billion at September 30, 2011, and $1.10 billion at June 30, 2012:

● At September 30, 2012, brokered deposits decreased 5% to $89.2 million, from $93.7 million at September 30, 2011, and decreased 9% from $97.7 million at June 30, 2012.

- Total deposits, excluding brokered deposits, were $1.0 billion at September 30, 2012, compared to $912.4 million at September 30, 2011, and $1.0 billion at June 30, 2012.

The total cost of deposits decreased 10 basis points to 0.24% during the third quarter of 2012, from 0.34% during the third quarter of 2011, and decreased 3 basis points from 0.27% during the second quarter of 2012, primarily as a result of maturing higher-cost wholesale funding and an increase in core deposits.

During the third quarter of 2012, the Company completed the previously announced redemption of approximately $14 million fixed-rate subordinated debt, which will reduce approximately $1.5 million (pre-tax) of interest expense on an annual basis going forward. The Company redeemed its 10.875% fixed-rate subordinated debentures in the amount of $7 million issued to Heritage Capital Trust I (and the related premium cost of $304,500) and the Company's 10.600% fixed-rate subordinated debentures in the amount of $7 million issued to Heritage Statutory Trust I (and the related premium cost of $296,800) (collectively referred to as the "Fixed-Rate Sub Debt"). The related trust securities issued by Capital Trust I and Statutory Trust I were also redeemed in connection with the subordinated debt redemption. A $15 million distribution from the Bank to the Holding Company provided the cash for the redemption. The Company's and the Bank's September 30, 2012 regulatory capital ratios decreased from June 30, 2012, primarily due to these transactions, but all of the capital ratios remain safely above the requirements for a well-capitalized institution. The Company incurred a charge of $601,300 in the third quarter of 2012, for the early payoff premium on the redemption of the subordinated debt. Additionally, the Company paid its regularly scheduled interest payments on the Fixed-Rate Sub Debt totaling approximately $752,000.

Due primarily to the $40 million repurchase of the Series A Preferred Stock during the first quarter of 2012, tangible equity was $166.9 million at September 30, 2012, compared to $194.4 million at September 30, 2011. Tangible equity was $162.4 million at June 30, 2012. Tangible book value per common share was $5.60 at September 30, 2012, compared to $5.17 a year ago, and $5.44 at June 30, 2012. In the per common share data attached, the Company presents the pro forma tangible book value per share, assuming the Company's outstanding Series C Preferred Stock issued in June 2010 is converted into common stock. There were 21,004 shares of Series C Preferred Stock outstanding at September 30, 2012 and the Series C Preferred Stock is convertible into an aggregate of 5.6 million shares of common stock at a conversion price of $3.75, upon a transfer of the Series C Preferred Stock in a widely dispersed offering.

Accumulated other comprehensive income was $4.8 million at September 30, 2012, compared to $2.7 million a year ago, and accumulated other comprehensive income of $3.2 million at June 30, 2012. The components of other comprehensive income, net of taxes, at September 30, 2012 include the following: an unrealized gain on available-for-sale and held-to-maturity securities of $8.8 million; an unrealized loss on split dollar insurance contracts of ($2.3) million; an unrealized loss on the supplemental executive retirement plan of ($2.9) million; and an unrealized gain on interest-only strip from SBA loans of $1.2 million.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Mountain View, Pleasanton, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

CONSOLIDATED STATEMENTS OF INCOME (in $000's, unaudited)	For the Three Months Ended:			Percent Change From:		For the Nine Months Ended:		
	September 30, 2012	June 30, 2012	September 30, 2011	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	Percent Change
Interest income	$ 12,862	$ 13,296	$ 13,020	-3%	-1%	$ 39,607	$ 39,021	2%
Interest expense	1,038	1,212	1,320	-14%	-21%	3,440	4,653	-26%
Net interest income before provision for loan losses	11,824	12,084	11,700	-2%	1%	36,167	34,368	5%
Provision for loan losses	1,200	815	1,515	47%	-21%	2,115	3,239	-35%
Net interest income after provision for loan losses	10,624	11,269	10,185	-6%	4%	34,052	31,129	9%
Noninterest income:								
Gain on sales of securities	1,105	32	-	3353%	N/A	1,164	-	N/A
Service charges and fees on deposit accounts	575	601	605	-4%	-5%	1,766	1,759	0%
Increase in cash surrender value of life insurance	434	429	426	1%	2%	1,292	1,270	2%
Servicing income	429	447	434	-4%	-1%	1,336	1,280	4%
Gain on sales of SBA loans	221	376	268	-41%	-18%	633	1,124	-44%
Other	184	205	179	-10%	3%	570	566	1%
Total noninterest income	2,948	2,090	1,912	41%	54%	6,761	5,999	13%
Noninterest expense:								
Salaries and employee benefits	5,336	5,377	5,000	-1%	7%	16,380	15,504	6%
Occupancy and equipment	1,041	967	1,012	8%	3%	3,004	3,082	-3%
Premium on redemption of subordinated debt	601	-	-	N/A	N/A	601	-	N/A
Professional fees	587	470	707	25%	-17%	2,268	2,002	13%
Low income housing investment losses	264	262	617	1%	-57%	795	820	-3%
FDIC deposit insurance premiums	248	202	167	23%	49%	675	1,074	-37%
Other	2,070	2,176	2,306	-5%	-10%	6,734	7,230	-7%
Total noninterest expense	10,147	9,454	9,809	7%	3%	30,457	29,712	3%
Income before income taxes	3,425	3,905	2,288	-12%	50%	10,356	7,416	40%
Income tax expense (benefit)	939	1,226	(2,529)	-23%	137%	3,116	(1,068)	392%
Net income	2,486	2,679	4,817	-7%	-48%	7,240	8,484	-15%
Dividends and discount accretion on preferred stock	-	-	(532)	N/A	-100%	(1,206)	(1,732)	-30%
Net income available to common shareholders	$ 2,486	$ 2,679	$ 4,285	-7%	-42%	$ 6,034	$ 6,752	-11%
PER COMMON SHARE DATA (unaudited)								
Basic earnings per share	$ 0.08	$ 0.08	$ 0.13	0%	-38%	$ 0.19	$ 0.21	-10%
Diluted earnings per share	$ 0.08	$ 0.08	$ 0.13	0%	-38%	$ 0.19	$ 0.21	-10%
Common shares outstanding at period-end	26,320,184	26,293,277	26,295,001	0%	0%	26,320,184	26,295,001	0%
Pro forma common shares outstanding at period-end, assuming Series C preferred stock was converted into common stock	31,921,184	31,894,277	31,896,001	0%	0%	31,921,184	31,896,001	0%
Book value per share	$ 5.68	$ 5.52	$ 5.27	3%	8%	$ 5.68	$ 5.27	8%
Tangible book value per share	$ 5.60	$ 5.44	$ 5.17	3%	8%	$ 5.60	$ 5.17	8%
Pro forma tangible book value per share, assuming Series C preferred stock was converted into common stock	$ 5.23	$ 5.09	$ 4.88	3%	7%	$ 5.23	$ 4.88	7%
KEY FINANCIAL RATIOS (unaudited)								
Annualized return on average equity	5.91%	6.61%	10.02%	-11%	-41%	5.59%	6.09%	-8%
Annualized return on average tangible equity	5.99%	6.71%	10.17%	-11%	-41%	5.67%	6.18%	-8%
Annualized return on average assets	0.73%	0.81%	1.52%	-10%	-52%	0.72%	0.90%	-20%
Annualized return on average tangible assets	0.73%	0.81%	1.52%	-10%	-52%	0.73%	0.90%	-19%
Net interest margin	3.77%	3.95%	4.01%	-5%	-6%	3.93%	3.97%	-1%
Efficiency ratio	68.69%	66.70%	72.06%	3%	-5%	70.95%	73.60%	-4%
AVERAGE BALANCES (in $000's, unaudited)								
Average assets	$ 1,359,990	$ 1,331,774	$ 1,258,084	2%	8%	$ 1,334,676	$ 1,257,557	6%
Average tangible assets	$ 1,357,789	$ 1,329,458	$ 1,255,386	2%	8%	$ 1,332,357	$ 1,254,729	6%
Average earning assets	$ 1,247,309	$ 1,231,311	$ 1,158,587	1%	8%	$ 1,230,112	$ 1,157,475	6%
Average loans held-for-sale	$ 3,036	$ 4,762	$ 4,385	-36%	-31%	$ 3,051	$ 7,355	-59%
Average total loans	$ 788,549	$ 786,898	$ 784,993	0%	0%	$ 779,935	$ 805,777	-3%
Average deposits	$ 1,125,283	$ 1,110,053	$ 1,008,904	1%	12%	$ 1,100,886	$ 1,007,065	9%
Average demand deposits - noninterest-bearing	$ 393,204	$ 370,086	$ 340,023	6%	16%	$ 370,278	$ 328,302	13%
Average interest-bearing deposits	$ 732,079	$ 739,967	$ 668,881	-1%	9%	$ 730,608	$ 678,763	8%
Average interest-bearing liabilities	$ 753,436	$ 766,865	$ 692,583	-2%	9%	$ 754,598	$ 704,653	7%
Average equity	$ 167,407	$ 162,918	$ 190,637	3%	-12%	$ 172,928	$ 186,363	-7%
Average tangible equity	$ 165,206	$ 160,602	$ 187,939	3%	-12%	$ 170,609	$ 183,535	-7%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period: September 30, 2012	June 30, 2012	September 30, 2011	Percent Change From: June 30, 2012	September 30, 2011
ASSETS					
Cash and due from banks	$ 23,345	$ 21,885	$ 23,720	7%	-2%
Federal funds sold and interest-bearing deposits in other financial institutions	8,165	24,476	52,058	-67%	-84%
Securities available-for-sale, at fair value	410,756	389,820	312,125	5%	32%
Securities held-to-maturity, at amortized cost (fair value of $25,655 at September 30, 2012)	25,592	-	-	N/A	N/A
Loans held-for-sale - SBA, including deferred costs	1,476	2,714	3,391	-46%	-56%
Loans held-for-sale - other, including deferred costs	-	177	421	-100%	-100%
Loans:					
Commercial	377,520	384,260	365,532	-2%	3%
Real estate:					
Commercial and residential	336,573	333,048	310,722	1%	8%
Land and construction	24,068	19,822	36,357	21%	-34%
Home equity	45,565	47,813	51,668	-5%	-12%
Consumer	15,649	13,024	11,829	20%	32%
Loans	799,375	797,967	776,108	0%	3%
Deferred loan costs, net	18	139	576	-87%	-97%
Total loans, including deferred costs	799,393	798,106	776,684	0%	3%
Allowance for loan losses	(19,124)	(20,023)	(21,049)	-4%	-9%
Loans, net	780,269	778,083	755,635	0%	3%
Company owned life insurance	47,929	47,496	45,202	1%	6%
Premises and equipment, net	7,627	7,740	8,019	-1%	-5%
Intangible assets	2,123	2,246	2,622	-5%	-19%
Accrued interest receivable and other assets	48,758	50,065	49,507	-3%	-2%
Total assets	$ 1,356,040	$ 1,324,702	$ 1,252,700	2%	8%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits:					
Demand, noninterest-bearing	$ 405,880	$ 367,937	$ 344,470	10%	18%
Demand, interest-bearing	159,361	148,777	132,987	7%	20%
Savings and money market	281,579	290,867	274,489	-3%	3%
Time deposits - under $100	26,513	28,009	30,858	-5%	-14%
Time deposits - $100 and over	170,430	164,056	119,429	4%	43%
Time deposits - CDARS	5,098	5,427	10,216	-6%	-50%
Time deposits - brokered	89,172	97,680	93,685	-9%	-5%
Total deposits	1,138,033	1,102,753	1,006,134	3%	13%
Subordinated debt	9,279	23,702	23,702	-61%	-61%
Accrued interest payable and other liabilities	39,727	33,556	25,801	18%	54%
Total liabilities	1,187,039	1,160,011	1,055,637	2%	12%
Shareholders' Equity:					
Series A preferred stock, net	-	-	38,912	N/A	-100%
Series C preferred stock, net	19,519	19,519	19,519	0%	0%
Common stock	131,615	131,443	131,015	0%	0%
Retained earnings	13,052	10,566	4,886	24%	167%
Accumulated other comprehensive income	4,815	3,163	2,731	52%	76%
Total shareholders' equity	169,001	164,691	197,063	3%	-14%
Total liabilities and shareholders' equity	$ 1,356,040	$ 1,324,702	$ 1,252,700	2%	8%

	End of Period:			Percent Change From:	
	September 30, 2012	June 30, 2012	September 30, 2011	June 30, 2012	September 30, 2011
CREDIT QUALITY DATA					
(in $000's, unaudited)					
Nonaccrual loans - held-for-sale	$ -	$ 177	$ 191	-100%	-100%
Nonaccrual loans - held-for-investment	17,396	12,890	16,419	35%	6%
Restructured and loans over 90 days past due and still accruing	1,722	1,665	1,343	3%	28%
Total nonperforming loans	19,118	14,732	17,953	30%	6%
Foreclosed assets	2,889	3,098	1,229	-7%	135%
Total nonperforming assets	$ 22,007	$ 17,830	$ 19,182	23%	15%
Other restructured loans still accruing	$ 704	$ 416	$ 1,313	69%	-46%
Net charge-offs during the quarter	$ 2,099	$ 1,098	$ 3,633	91%	-42%
Provision for loan losses during the quarter	$ 1,200	$ 815	$ 1,515	47%	-21%
Allowance for loan losses	$ 19,124	$ 20,023	$ 21,049	-4%	-9%
Classified assets*	$ 46,002	$ 54,880	$ 72,386	-16%	-36%
Allowance for loan losses to total loans	2.39%	2.51%	2.71%	-5%	-12%
Allowance for loan losses to total nonperforming loans	100.03%	135.92%	117.25%	-26%	-15%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans - held-for-sale	100.03%	137.57%	118.51%	-27%	-16%
Nonperforming assets to total assets	1.62%	1.35%	1.53%	20%	6%
Nonperforming loans to total loans plus nonaccrual loans - held-for-sale	2.39%	1.85%	2.31%	29%	3%
Classified assets* to Heritage Commerce Corp Tier 1 capital plus allowance for loan losses	27%	30%	33%	-10%	-18%
Classified assets* to Heritage Bank of Commerce Tier 1 capital plus allowance for loan losses	28%	31%	37%	-10%	-24%
OTHER PERIOD-END STATISTICS					
(in $000's, unaudited)					
Heritage Commerce Corp:					
Tangible equity	$ 166,878	$ 162,445	$ 194,441	3%	-14%
Tangible common equity	$ 147,359	$ 142,926	$ 136,010	3%	8%
Shareholders' equity / total assets	12.46%	12.43%	15.73%	0%	-21%
Tangible equity / tangible assets	12.33%	12.28%	15.55%	0%	-21%
Tangible common equity / tangible assets	10.88%	10.81%	10.88%	1%	0%
Loan to deposit ratio	70.24%	72.37%	77.19%	-3%	-9%
Noninterest-bearing deposits / total deposits	35.67%	33.37%	34.24%	7%	4%
Total risk-based capital ratio	16.1%	17.3%	22.3%	-7%	-28%
Tier 1 risk-based capital ratio	14.8%	16.0%	21.1%	-8%	-30%
Leverage ratio	11.6%	12.7%	16.0%	-9%	-28%
Heritage Bank of Commerce:					
Total risk-based capital ratio	15.1%	16.2%	19.9%	-7%	-24%
Tier 1 risk-based capital ratio	13.8%	14.9%	18.7%	-7%	-26%
Leverage ratio	10.9%	11.9%	14.2%	-8%	-23%

*Net of SBA guarantees

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Three Months Ended September 30, 2012			For the Three Months Ended September 30, 2011		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross*	$ 791,585	$ 10,146	5.10%	$ 789,378	$ 10,530	5.29%
Securities	409,847	2,686	2.61%	317,908	2,457	3.07%
Federal funds sold and interest-bearing deposits in other financial institutions	45,877	30	0.26%	51,301	33	0.26%
Total interest earning assets	1,247,309	12,862	4.10%	1,158,587	13,020	4.46%
Cash and due from banks	21,804			21,662		
Premises and equipment, net	7,711			8,053		
Intangible assets	2,201			2,698		
Other assets	80,965			67,084		
Total assets	$ 1,359,990			$ 1,258,084		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 393,204			$ 340,023		
Demand, interest-bearing	154,735	58	0.15%	131,667	57	0.17%
Savings and money market	291,251	143	0.20%	282,368	195	0.27%
Time deposits - under $100	27,463	32	0.46%	31,270	54	0.69%
Time deposits - $100 and over	158,898	230	0.58%	115,617	272	0.93%
Time deposits - CDARS	5,357	2	0.15%	14,293	13	0.36%
Time deposits - brokered	94,375	225	0.95%	93,666	261	1.11%
Total interest-bearing deposits	732,079	690	0.37%	668,881	852	0.51%
Total deposits	1,125,283	690	0.24%	1,008,904	852	0.34%
Subordinated debt	19,626	346	7.01%	23,702	468	7.83%
Short-term borrowings	1,731	2	0.46%	-	-	N/A
Total interest-bearing liabilities	753,436	1,038	0.55%	692,583	1,320	0.76%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,146,640	1,038	0.36%	1,032,606	1,320	0.51%
Other liabilities	45,943			34,841		
Total liabilities	1,192,583			1,067,447		
Shareholders' equity	167,407			190,637		
Total liabilities and shareholders' equity	$ 1,359,990			$ 1,258,084		
Net interest income / margin		$ 11,824	3.77%		$ 11,700	4.01%

	For the Nine Months Ended September 30, 2012			For the Nine Months Ended September 30, 2011		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross*	$ 782,986	$ 30,754	5.25%	$ 813,132	$ 32,205	5.30%
Securities	399,341	8,758	2.93%	281,156	6,697	3.18%
Federal funds sold and interest-bearing deposits in other financial institutions	47,785	95	0.27%	63,187	119	0.25%
Total interest earning assets	1,230,112	39,607	4.30%	1,157,475	39,021	4.51%
Cash and due from banks	21,329			21,052		
Premises and equipment, net	7,843			8,180		
Intangible assets	2,319			2,828		
Other assets	73,073			68,022		
Total assets	$ 1,334,676			$ 1,257,557		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 370,278			$ 328,302		
Demand, interest-bearing	148,407	168	0.15%	133,153	189	0.19%
Savings and money market	292,661	487	0.22%	277,049	721	0.35%
Time deposits - under $100	27,897	105	0.50%	32,216	186	0.77%
Time deposits - $100 and Over	165,004	731	0.59%	123,732	1,033	1.12%
Time deposits - CDARS	5,839	8	0.18%	18,998	62	0.44%
Time deposits - brokered	90,800	645	0.95%	93,615	1,000	1.43%
Total interest-bearing deposits	730,608	2,144	0.39%	678,763	3,191	0.63%
Total deposits	1,100,886	2,144	0.26%	1,007,065	3,191	0.42%
Subordinated debt	22,334	1,293	7.73%	23,702	1,400	7.90%
Securities sold under agreement to repurchase	-	-	N/A	952	24	3.37%
Short-term borrowings	1,656	3	0.24%	1,236	38	4.11%
Total interest-bearing liabilities	754,598	3,440	0.61%	704,653	4,653	0.88%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,124,876	3,440	0.41%	1,032,955	4,653	0.60%
Other liabilities	36,872			38,239		
Total liabilities	1,161,748			1,071,194		
Shareholders' equity	172,928			186,363		
Total liabilities and shareholders' equity	$ 1,334,676			$ 1,257,557		
Net interest income / margin		$ 36,167	3.93%		$ 34,368	3.97%

*Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.